Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217578
PROCACCIANTI HOTEL REIT, INC.
SUPPLEMENT NO. 7 DATED DECEMBER 12, 2018
TO THE PROSPECTUS DATED AUGUST 15, 2018
This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Procaccianti Hotel REIT, Inc., dated August 15, 2018, and Supplement No. 6, dated November 19, 2018, which superseded and replaced all prior supplements to the prospectus. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:
(1)
the status of our initial public offering (the “Offering”); and

(2)
an update to the “Plan of Distribution” section of the prospectus.

Status of this Offering
Our registration statement on Form S-11 for our initial public offering, or the Offering, of $550,000,000 of shares of Class K common stock, or K Shares, Class K-I common stock, or K-I Shares, and Class K-T common stock, or K-T Shares, consisting of up to $500,000,000 of K Shares, K-I Shares and K-T Shares in our primary offering and up to $50,000,000 of K Shares, K-I Shares and K-T Shares pursuant to our distribution reinvestment plan, was declared effective by the U.S. Securities and Exchange Commission, or SEC, on August 14, 2018. As of December 11, 2018, we had accepted investors’ subscriptions for and issued approximately 76,900 K Shares, 11,158 K-I Shares, and 500 K-T Shares in this Offering, resulting in receipt of gross proceeds of approximately $769,000, $106,000 and $5,000, respectively, for total gross proceeds in this Offering of  $880,000.
As previously disclosed, we terminated our private offering of up to $150,000,000 in K Shares and Units (a “Unit” consists of four K Shares and one A Share) prior to the SEC effective date of our Registration Statement on August 14, 2018. At the termination of our private offering, we had received aggregate gross offering proceeds of approximately $15,582,755 from the sale of approximately 1,253,617 K Shares and 318,409 A Shares, which includes 295,409 A Shares purchased by TPG Hotel REIT Investor, LLC, an affiliate of our advisor, to fund organizational and offering expenses associated with the K Shares and Units sold in our private offering. Further, as disclosed below under “A Shares Purchased by TPG Hotel REIT Investor, LLC,” TPG Hotel REIT Investor, LLC purchased an additional $1,500,000 in A Shares on October 26, 2018 pursuant to a private placement.
Therefore, as of December 11, 2018, we had received total gross proceeds of approximately $17,962,755 from the sale of K Shares, K-I Shares, K-T Shares and A Shares in all offerings.
Plan of Distribution
The following information supplements, and should be read in conjunction with, the section entitled “Plan of Distribution” beginning on page 179 of the prospectus:
James A. Procaccianti, our President and Chief Executive Officer, owns a 20% non-operating partnership interest in Canton Hathaway, LLC, a registered investment advisor firm that is registered with the SEC with offices at One West Exchange Street, Suite 3202, Providence, Rhode Island 02903. If your investment professional is associated with Canton Hathaway, LLC, any investment advice that your investment professional provides to you related to an investment in the Company would be pursuant to your agreement with Canton Hathaway, LLC, and would not be provided by the Company. Because Canton Hathaway, LLC is one of our affiliates, it will not conduct an independent review of us or our offering; therefore, if your investment professional is associated with Canton Hathaway, LLC, you will not have an independent review of us or our offering.